SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                               SECURED INCOME, LP
                            (Name of Subject Company)

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 22, LLC; MPF
 Flagship Fund 9, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund
     7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd.; MPF Special Fund 8, LLC; MPF Acquisition Co. 3,
    LLC; MP Falcon Fund, LLC; MPF ePlanning Opportunity Fund, LP; Real Estate
          Securities Fund 1983, LP; and MacKenzie Patterson Fuller, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                              ---------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                     Amount of
                    Valuation*                    Filing Fee
                    ----------                    ----------

                    $1,771,864                       $54.40

      * For purposes of calculating the filing fee only. Assumes the purchase of 196,873.8 Units at a purchase price equal to $9.00 per Unit in cash.

      |X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:      $54.40
            Form or Registration Number: SC TO-T
            Filing Party: MacKenzie Patterson Fuller, LP
            Date Filed: July 6, 2007

      |_|   Check  the  box  if  the  filing   relates   solely  to  preliminary
            communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going private transaction subject to Rule 13e-3
      |_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of June 1, 2007, as amended, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd.; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF ePlanning Opportunity Fund, LP; and Real Estate Securities Fund 1983, LP (collectively the "Purchasers") to purchase up to 196,873.8 Units of limited partnership interest (the "Units") in Secured Income, LP (the "Partnership"), the subject company, at a purchase price equal to $9 per Unit, less the amount of any distributions declared or made with respect to the Units between June 1, 2007 (the "Offer Date") and July 26, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers have amended the Offer to extend the Expiration Date to August 17, 2007.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated June 1, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated June 1, 2007*

(a)(4) Form of Letter to Unit holders dated July 6, 2007**

(a)(5) Form of Press Release**

(a)(6) Form of Letter to Unit holders dated July 27, 2007

(a)(7) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 1, 2007.

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 6, 2007.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 27, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd.; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF ePlanning Opportunity Fund, LP; Real Estate Securities Fund 1983, LP

By:   /s/ Chip Patterson
      ------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      ------------------
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------

(a)(1)   Offer to Purchase dated June 1, 2007*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated June 1, 2007*

(a)(4)   Form of Letter to Unit holders dated July 6, 2007**

(a)(5)   Form of Press Release**

(a)(6)   Form of Letter to Unit holders dated July 27, 2007

(a)(7)   Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 1, 2007.

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 6, 2007.